

Mail Stop 3561

January 31, 2017

Ricardo Alejandro Torres
Co-Chief Executive Officer and Chief Financial Officer
Pampa Energía S.A.
Ortiz de Ocampo 3302, Building #4
C1425DSR, City of Buenos Aires
Argentina

   Re: Pampa Energía S.A.
     Form 20-F/A for the Fiscal Year Ended December 31, 2015
     Filed July 27, 2016
     File No. 1-34429

     Empresa Distribuidora y Comercializadora Norte S.A.
     Form 20-F for the Fiscal Year Ended December 31, 2015
     Filed April 28, 2016
     File No. 1-33422

Dear Mr. Torres:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Jennifer Thompson

       Jennifer Thompson
       Accounting Branch Chief
       Office of Consumer Products